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                               August 10, 2022

       Fl  via Pavie
       General Counsel
       Eve Holding, Inc.
       1400 General Aviation Drive
       Melbourne, FL 32935

                                                        Re: Eve Holding, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 29, 2022
                                                            File No. 333-265337

       Dear Ms. Pavie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2022 letter.

       Registration Statement on Form S-1

       The securities being offered in this prospectus represent a substantial percentage of outstanding common stock..., page 54

   1. We note your response to comment 4 and reissue. Please revise to include the percentage that the shares being
registered for resale currently represent of the total number of shares outstanding and
disclose that even though the current trading price is below the SPAC
                                                        IPO price, the private
investors have an incentive to sell because they will still profit on sales because of the
lower price that they purchased their shares than the public investors.
 Fl  via Pavie
Eve Holding, Inc.
August 10, 2022
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 98

2. We note your response to comment 5 and reissue. In light of the significant number of redemptions, the current market price for shares of your common stock and the unlikelihood that you will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion to address any changes in the
         company   s liquidity position since the business combination.
Specifically, we note that
         you expect approximately $540 million will be required to fund your business plan, received approximately $377 of gross proceeds as a result of your business combination and did not borrow any additional debt in connection with your business combination.
         Disclose your plan to fully fund your business plan and, if you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.
General

3. We note your response to comment 7 and reissue in part. Revise to disclose for each applicable selling securityholder that while such selling securityholder may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.
       Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any questions.



FirstName LastNameFl  via Pavie                                 Sincerely,
Comapany NameEve Holding, Inc.
                                                               Division of
Corporation Finance
August 10, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName